UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Spectrum Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

84763A108
(CUSIP Number)

Evan Thomas c/o Armistice Capital LLC 623 Fifth Avenue 31st Floor New York, NY 10022 Telephone Number: 212-231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	84763A108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	84763A108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	84763A108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	84763A108

Item 1.	Security and Issuer.

The name of the issuer is Spectrum Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 11500 South Eastern Avenue, Suite 240 Henderson, Nevada.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report that Armistice Capital, LLC, a Delaware limited liability company ("Armistice Capital"), Armistice Capital Master Fund, Ltd., a Cayman Islands corporation (the "Master Fund") and Steven Boyd, a United States citizen, each beneficially own 5.4% of the Shares.  Armistice Capital, the Master Fund and Mr. Boyd are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b), (c)
Armistice Capital is principally engaged in the business of providing investment management services.  The principal business address for Armistice Capital is 623 Fifth Avenue, 31st Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities.  The principal business address for the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands.

Steven Boyd is the managing member of Armistice Capital and his business address is 623 Fifth Avenue, 31st Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital of the Master Fund.  The net investment costs (including commissions, if any) of the Shares directly owned by the Master Fund is approximately $23,508,320.40.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On May 11, 2015, Armistice Capital sent a letter (the "Letter") to the Issuer's Chairman and Chief Executive Officer, Rajesh C. Shrotriya, MD, and its Board of Directors (the "Board"). In the Letter, Armistice stated its view that the Issuer continues to underperform its peers and that a number of opportunities exist to rectify this underperformance and create significant value for shareholders based on actions within the control of management and the Board. In the Letter, Armistice Capital outlines a broad plan to improve the Issuer's performance; detailing action that management should take to reduce operating expenses, restructure the Issuer's operations to enhance efficiency and better align the incentives of management with shareholders.  The Letter states that Armistice Capital believes the Issuer can create significant value for shareholders through a combination of reducing management compensation and employee headcount, significantly curtailing research and development, eliminating excessive corporate offices, and focusing on in-licensing and co-promotion opportunities.  Further, Armistice Capital requests in the Letter that the Issuer initiate a complete or partial sale of the Issuer and suggests structures based on past transactions for doing so.  Armistice states in the Letter that it welcomes discussing all of the points outlined in the Letter in more detail with Dr.  Shrotriya and the Board.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit B, and is incorporated, herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Armistice Capital, Armistice Capital Master Fund, Ltd. and Mr. Boyd may each be deemed to be the beneficial owners of 3,600,000 Shares, constituting 5.4% of the Shares, based upon 66,995,054* Shares outstanding.

The Master Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 3,600,000 Shares (the "Master Fund Shares").  Armistice Capital, as the investment manager of the Master Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 3,600,000 Master Fund Shares.  By virtue of Mr. Boyd's position as the sole managing member of Armistice Capital, Mr. Boyd may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 3,600,000 Master Fund Shares, and, therefore, Mr. Boyd may be deemed to be the beneficial owner of such Master Fund Shares.  All of the Shares beneficially owned by the Reporting Persons were required in open market transactions.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit C.

*This outstanding Shares figure reflects the number of outstanding Shares as reported in the Issuer's Form 10-Q, filed on May 8, 2015.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Letter to the Board Exhibit C: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2015
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund, Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

*  The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated May 11, 2015, relating to the Common Stock, par value $0.001 per share, of Spectrum Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

May 11, 2015
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund, Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd

Exhibit B

May 11, 2015

Rajesh C. Shrotriya, MD
Chairman and Chief Executive Officer
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, NV 89052

cc: Board of Directors

Dr. Shrotriya:

On the night Spectrum Pharmaceuticals ("SPPI" or the "Company") lost its United States District Court case against Sandoz, exposing half of its revenue to potential generic competition, investors anxiously awaited the Company's response. Minutes after the court decision, an 8-K was filed. In it, the Company disclosed nearly $2 million of cash bonuses to its top four executives accompanied by increases in their base salaries. The next business day, three days later, the Company announced the court's decision.

Armistice Capital, LLC ("we") beneficially owns 5.4% of the outstanding shares of SPPI. We are a long-term shareholder of the Company. Recent events and underperformance necessitate intervention. As of Friday's close, SPPI stock has declined -22.2% over the past year, -47.7% over the past three years, and earned a +3.0% cumulative return over the past ten years. The Nasdaq Biotechnology Index has appreciated +55.8%, +187.0%, and +443.5% over the comparable periods.

We see no reason for SPPI to have redefined its peer group in this year's Form 10-K other than to mask the Company's underperformance. New additions, Theravance Biopharma ("TBPH") and Salix Pharmaceuticals ("SLXP"), have little in common with SPPI besides dismal share price performance in the second half of 2014. Regeneron ("REGN"), a stellar performer, was removed, but Dendreon ("DNDNQ"), a bankrupt entity with no on-going operations, was kept. AMAG Pharmaceuticals ("AMAG"), a perfect comparable with terrific total shareholder return, was not included.

Dr. Shrotriya, two quarters ago, you announced, "I'm excited that we are at the beginning of a multi-year growth story." One year ago, you stated that Fusilev had, "solid patent coverage until 2022." Three years ago, you said, "all the naysayers…who believe that somehow Fusilev sales are going to go fall off the cliff, we have proven them wrong for eight quarters and you must take my word for it, we [will prove] them [wrong] forever." You once said you would submit a New Drug Application ("NDA") for apaziquone in 2013; 2013 became 2014, and now it is slated for late 2015. You reference not diluting shareholders, yet the share count has increased 35% over the past five years, excluding a convertible bond that was the equivalent of issuing 11.4 million shares at $10.53 per share. Including it, the share count has risen 58%. You say you own greater than 10% of the Company, yet our review of the Proxy Statement suggests a fully diluted stake of 5% at the current share price.

I will be the first to acknowledge that the business of forecasting is a thankless profession. Nonetheless, the disconnect between your statements and reality have created distrust in the investment community, employee turnover, shareholder lawsuit expense, and an SEC investigation that is on-going. The fact that neither you nor any fellow executive or board member has bought stock in the open market over the past two years only confirms the investment community's skepticism.

Our interviews with former employees speak to a dysfunctional culture at SPPI. The Company is disorganized and disjointed. I was shocked to find that the Company has offices in Henderson, NV, Irvine, CA, Westlake Village, CA, Westminster, CO, Tokyo, Japan, and Mumbai, India; and that the top eight executives of the Company frequently reside in seven different locations. The Company has also mishandled the generic challenge to Fusilev. It was stunning to hear you say that you actively chose not to pursue a settlement with Sandoz, especially since SPPI does not have a general counsel and the executive overseeing the matter does not have meaningful pharmaceutical patent trial experience.

We acknowledge that under your leadership the Company has built a valuable commercial asset and an underappreciated pipeline. Joe Turgeon and Tom Riga did a miraculous job stabilizing and then growing Fusilev. And they've done a great job growing your PTCL franchise. They need additional high quality assets. Zevalin and Marqibo have significant option value without the threat of generic competition. Evomela is a meaningful, low risk, near-term commercial opportunity arguably worth half your market capitalization. Apaziquone appears to be a highly active treatment for non-muscle invasive bladder cancer. Finally, your investigational candidate, SPI-2012, has significant value. Merck ("MRK") paid Insmed ("INSM") $130 million to access its Neupogen/Neulasta follow-on biologics. Recent deals by Pfizer ("PFE"), Hospira ("HSP"), Pfenex ("PFNX"), Momenta ("MNTA"), and Amgen ("AMGN") affirm the value of this market, as does the commercial performance of Teva Pharmaceuticals ("TEVA") in the U.S. and HSP and Sandoz in Europe.

We request immediate disclosure of formal and informal expressions of interest and/or non-binding offers to acquire the Company. If they have not already, I believe that multiple parties will offer to pay upwards of a 40% premium to the unaffected stock price at Friday's close. Frankly, the risk is to the upside.

We request that the Board of Directors immediately engage a top-tier investment bank and initiate a formal process to sell the Company.

In parallel, we request that you either step down as CEO or adjust your compensation to better align with the interests of shareholders. Mike Pearson at Valeant Pharmaceuticals ("VRX") is an example of a CEO whose incentives are clearly aligned with shareholders. John Mackey, Mark Pincus, Sehat Sutardja, Larry Page, and Steve Jobs are exemplary founders who have elected salaries of $1 per year. Over the past three years, you have received $20 million of total compensation. During that time period the Company's stock price has been cut in half. The past two years, shareholders have voted against the executive compensation proposed by the Board. Nothing has changed. As far back as June 7, 2005, Xmark filed an amended 13-D challenging your compensation practices. Yet, in the ten years since Xmark's filing, you have received total compensation of $65 million, or 17% of your current market capitalization. It's time for the Board and CEO to work on behalf of shareholders.

As we have discussed, Armistice recommends an immediate restructuring of the Company. All offices should be consolidated into Irvine. All research and development programs beyond post-marketing commitments, Evomela, and SPI-2012 should be immediately ceased. Money-losing international operations should be shuttered immediately and converted to distribution agreements. Non-customer facing employee staffing levels should be evaluated. The Company should focus on in-licensing and co-promotion agreements to enhance the near-term utilization of its commercial infrastructure. And the Company should be sold.

Dr. Raj, I have a tremendous amount of respect for your business development prowess and the Company you have built. I know you have poured your heart and soul into SPPI. While our preference is a sale of the entire Company, Armistice is willing to accept contingent value rights for higher risk assets (e.g., litigation outcomes on Fusilev, pipeline candidates) and we may also support the spin-out of a new entity containing certain pipeline assets (e.g., poziotinib, SPI-1620, ozarelix), similar to Patrick Soon-Shoing's carve-out post-Celgene's ("CELG") acquisition of Abraxis BioScience ("ABII"). We are steadfast in our belief that the Company needs to be sold immediately.

I welcome further discussion with you and the Board.

Sincerely,
Steve Boyd
Managing Member

Exhibit C

Schedule of Transactions in Shares

Trade Date	Quantity purchased (sold)	Price
3/13/2015	10,000	$6.28
3/13/2015	10,000	$6.18
3/17/2015	(20,000)	$6.29
3/18/2015	2,000	$6.28
3/18/2015	2,000	$6.30
3/18/2015	2,000	$6.30
3/18/2015	2,000	$6.24
3/19/2015	(8,000)	$6.40
3/27/2015	2,000	$5.99
3/30/2015	98,000	$6.06
3/31/2015	88,000	$6.04
3/31/2015	12,000	$6.05
4/1/2015	108,000	$5.92
4/2/2015	26,054	$6.02
4/6/2015	63,946	$5.89
4/7/2015	2,000	$5.98
4/7/2015	2,000	$6.06
4/7/2015	4,000	$6.00
4/7/2015	4,000	$5.91
4/7/2015	4,000	$5.91
4/7/2015	2,000	$5.91
4/7/2015	2,000	$5.89
4/7/2015	2,000	$5.89
4/7/2015	2,000	$5.89
4/7/2015	2,000	$5.89
4/8/2015	2,000	$5.88
4/8/2015	2,000	$5.88
4/8/2015	2,000	$5.88
4/8/2015	4,000	$5.89
4/8/2015	4,000	$5.88
4/8/2015	12,000	$5.87
4/8/2015	8,000	$5.60
4/8/2015	8,000	$5.60
4/8/2015	8,000	$5.62
4/8/2015	8,000	$5.62
4/8/2015	8,000	$5.62
4/8/2015	8,000	$5.63
4/8/2015	10,000	$5.69
4/8/2015	10,000	$5.72
4/8/2015	8,000	$5.68
4/8/2015	8,000	$5.66
4/8/2015	4,000	$5.75
4/8/2015	4,000	$5.77
4/8/2015	4,000	$5.69
4/8/2015	4,000	$5.69
4/8/2015	4,000	$5.80
4/8/2015	2,000	$5.83
4/8/2015	2,000	$5.85
4/8/2015	2,000	$5.88
4/8/2015	2,000	$5.83
4/9/2015	10,000	$5.90
4/10/2015	2,000	$6.01
4/13/2015	20,000	$6.05
4/14/2015	34,000	$6.03
4/15/2015	4,000	$6.03
4/16/2015	8,000	$6.12
4/17/2015	46,000	$5.97
4/20/2015	14,000	$5.95
4/23/2015	2,000	$5.95
4/27/2015	(2,000)	$6.08
4/27/2015	(4,000)	$6.13
4/27/2015	(4,000)	$6.14
4/27/2015	(4,000)	$6.11
4/27/2015	(4,000)	$6.09
4/28/2015	(2,000)	$5.99
4/28/2015	(2,000)	$6.01
4/28/2015	(2,000)	$6.01
4/28/2015	(2,000)	$6.03
4/28/2015	(2,000)	$6.02
4/29/2015	26,000	$5.89
4/30/2015	18,000	$5.62

5/1/2015	(2,000)	$5.81
5/1/2015	(2,000)	$5.81
5/1/2015	(2,000)	$5.81
5/5/2015	(2,000)	$5.95
5/5/2015	(4,000)	$5.95
5/5/2015	(6,000)	$5.95
5/7/2015	(21,000)	$5.84
5/7/2015	(10,000)	$5.90
5/7/2015	(4,000)	$5.90
5/7/2015	(2,000)	$5.88
5/7/2015	(2,000)	$5.87
5/7/2015	(4,000)	$5.87
5/7/2015	35,000	$5.86
5/7/2015	8,000	$5.85
5/8/2015	8,000	$5.64
5/8/2015	292,000	$5.64
5/11/2015	100,000	$6.00

SK 27622 0001 6572421